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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
       13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13D-2(B)
                               (AMENDMENT NO. 2 )*

                           Tyco International Ltd./Ber
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902124106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |x|      Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO.   902121406          13G
---------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Fogarty, M.D. ("Fogarty")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)          |_|
                                                                (b)          |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                             5 SOLE VOTING POWER
         NUMBER OF                  371,417

          SHARES             6 SHARED VOTING POWER
        BENEFICIALLY                     0

       OWNED BY EACH         7 SOLE DISPOSITIVE POWER
        REPORTING                      371,417

       PERSON WITH           8 SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              371,417

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               0.02%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

---------------------------
CUSIP NO.      902121406           13G
---------------------------


ITEM 1(A).           NAME OF ISSUER:
                             TYCO INTERNATIONAL LTD.
                     -----------------------------------------------------------

ITEM 1(B).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                             THE GIBBONS BUILDING; 10 QUEEN STREET, SUITE 301; HAMILTON, HM 12 BERMUDA
                     -----------------------------------------------------------

ITEM 2(A).           NAME OF PERSON FILING:
                             THOMAS J. FOGARTY, M.D.
                     -----------------------------------------------------------

ITEM 2(B).           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:
                             C/O THREE ARCH PARTNERS, 2800 SAND HILL ROAD, SUITE 270, MENLO PARK, CA 94025
                     -----------------------------------------------------------

ITEM 2(C).           CITIZENSHIP:
                             U.S.
                     -----------------------------------------------------------

ITEM 2(D)            TITLE OF CLASS OF SECURITIES:
                             COMMON STOCK
                     -----------------------------------------------------------
ITEM 2(E).           CUSIP NUMBER:
                             902124106
                     -----------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR 13D-2(C), CHECK WHETHER THE PERSON FILING IS A:

(a)      |_| Broker or dealer registered under Section 15 of the Exchange Act;

(b)      |_| Bank as defined in section 3(a)(6) of the Exchange Act;

(c) |_| Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d) |_| Investment company registered under section 8 of the Investment Company Act;

(e)      |_| An investment adviser in accordance with Rule
         13-d(1)(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h) |_| A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


         Not applicable

---------------------------
CUSIP NO.      902121406           13G
---------------------------

     This Schedule 13G/A amends and restates the Schedule 13G/A filed by Fogarty on February 13, 1998, with respect to Fogarty's interest in General Surgical Innovations, Inc. ("GSI"). As of November 10, 1999, GSI was acquired by Tyco International Ltd., a Bermuda corporation ("Tyco"). As a result of the transaction, GSI became a wholly-owned subsidiary of Tyco, and all of Fogarty's shares in GSI were exchanged for shares of Tyco. In addition, all shares owned by Three Arch Partners, L.P., and Three Arch Associates, L.P., over which Fogarty had shared voting and dispositive power, have been distributed to the individual owners. As a result, Fogarty has ceased to be a 5% beneficial owner either of GSI or its parent corporation, Tyco.

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)    Amount Beneficially Owned:
          371,417
          --------------------------
   (b)    Percent of Class:
          0.02%
          --------------------------
   (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote              371,417
                                                           --------------------
          (ii)   Shared power to vote or to direct the vote                   0
                                                           --------------------
          (iii)  Sole power to dispose or to direct the disposition of  371,417
                                                                     ----------
          (iv)   Shared power to dispose or to direct the disposition of      0
                                                                        -------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |x|

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not applicable.

---------------------------
CUSIP NO.      902121406           13G
---------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

ITEM 10. CERTIFICATION.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FEBRUARY 7, 2000
                                                ----------------------------
                                                Date

                                                /s/ Thomas J. Fogarty, M.D.
                                                ----------------------------
                                                Thomas J. Fogarty, M.D.